UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2022

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commissions file number 1-5807

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2022 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Audit and Retirement Committees, Administrator, and the Participants of the Ennis, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2022, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2022 and the changes in net assets available for benefits (modified cash basis) for the year then ended, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) (modified cash basis) as of December 31, 2022 and the schedule of delinquent contributions (modified cash basis) for the year ended December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick, LLP

We have served as the Plan’s auditor since March 2023.

Dallas, Texas

June 26, 2023

Report of Independent Registered Public Accounting Firm

To the Audit and Retirement Committees, Administrator, and the Participants of the Ennis, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2021 in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

/s/ BKM Sowan Horan, LLP

We served as the Plan’s auditors from 2010 to March 2023.

Dallas, Texas

June 24, 2022

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2022 and 2021

	December 31,
	2022	2021
Assets:
Cash	$39,847	$43,131
Investments at fair value	124,437,645	165,879,191
Fully benefit-responsive investment contracts
at contract value	16,651,496	15,017,741
Notes receivable from participants	1,876,119	2,120,907

Net assets available for benefits	$143,005,107	$183,060,970

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2022

Contributions:
Employee contributions	$5,234,357
Employer matching and discretionary contributions	1,918,005
Employee rollover contributions	292,008

Total contributions	7,444,370

Interest on notes receivable from participants	96,079

Investment income(loss):
Interest and dividends	760,181
Net depreciation in fair value of investments	(27,589,474)

Total investment income(loss)	(26,829,293)

Administrative expenses	(318,134)
Benefits paid and withdrawals	(20,448,885)

Net decrease	(40,055,863)
Net assets available for benefits at beginning of year	183,060,970

Net assets available for benefits at end of year	$143,005,107

See accompanying notes to the financial statements

Note 1 - Plan Description

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and has been restated to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee. At December 31, 2022 and 2021, the Plan’s assets were held by Matrix Trust Company (the “Custodian”). The Plan's record-keeper is One American Retirement Services LLC ("OARS").

Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions the first of the month after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit-sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations. The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year. The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the Plan Sponsor for certain employees not enrolled in the Pension Plan for the Employees of Ennis, Inc. The total matching contributions are not to exceed $2,500, or discretionary employer contributions.

Eligibility for employer contributions depends on the participant’s employment location as defined in the Plan document. The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC. During 2022, the Company declared a discretionary profit-sharing contribution of $144,000 on behalf of the employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution was contributed to the Plan in 2023. During 2022, the Company contributed $149,000 which was declared in 2021.

Note 1 - Plan Description – (Continued)

Participant accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and Plan earnings or losses and is reduced for any benefit payments and administrative expenses. Plan earnings or losses are allocated to each participant's account based on the ratio of the participant's account balance and share of net earnings or losses of their respective investment options. Allocations are determined in accordance with the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions. Profit sharing contributions vest over a 5-year graded vesting schedule as defined in the Plan document. Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the Plan document.

Notes receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of one outstanding note is allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance. A participant may elect to withdraw all or a portion of their vested account balance while employed after reaching age 59 ½.

Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, contributions and the related assets are recognized when received rather than when earned and benefits paid and withdrawals are recognized when paid rather than when the obligations is incurred. The modified cash basis of accounting is a basis of accounting other than accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure investments.

Investments valuation and income recognition

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the available options. The Plan provides for investments in a guaranteed investment contract (“GIC”), common collective trust funds, a unitized Company stock funds, and mutual funds. The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are recorded at their unpaid principal balance. Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provision of the Plan document. Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan. For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. The Plan did not use unvested amounts to pay administrative expenses in the current year. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $10,689 and $1,112, respectively. No amounts were used to offset employer contributions or pay administrative expenses during 2022.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Subsequent events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 26, 2023, the date which the financial statements were issued.

Risks and uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3 - Investments in Insurance Contracts

During the years ended December 31, 2022 and 2021, the Plan maintained a GIC investment option, the MassMutual SAGIC Diversified II Account with Matrix Trust (“Investment Contract”) which is considered a traditional investment contract. The underlying investment options of this contract is considered to be fully benefit-responsive as described in FASB ASC Topic 962 (“ASC 962”), Plan-Accounting-Defined Contribution Pension Plans, and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a quarterly basis for resetting.

The determination of credited interest rates, as determined by the service provider, reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Investment Contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Note 4 - Fair Value Measurements

FASB ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for Plan assets measured at fair value is as follows:

Mutual funds/Common stock/Collective trust funds/Money market funds: Valued at the closing price reported on the active market on which the Fund is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4 - Fair Value Measurements-(Continued)

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$30,316,093	$-	$-	$30,316,093
Common stock	1,394,500			1,394,500
Money Market Funds	74,151			74,151
Collective trust funds	92,652,901	-		92,652,901

Total assets in fair value hierarchy	$124,437,645	$-	$-	$124,437,645

	December 31, 2021
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$45,525,133	$-	$-	$45,525,133
Common stock	1,421,243			1,421,243
Money Market Funds	43,960			43,960
Collective trust funds	118,888,855	-		118,888,855

Total assets in fair value hierarchy	$165,879,191	$-	$-	$165,879,191

Note 5 - Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 6 - Tax Status of Plan

The prototype plan document, which the Plan has adopted via a non-standardized adoption agreement, obtained its latest opinion letter dated August 19, 2020 in which the IRS stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan itself has not received a determination letter from the IRS, management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The modified cash basis of accounting requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.

Note 7- Parties-in-Interest

As of December 31, 2022, the Plan held 62,945 shares in the Company’s common stock, with a total fair value of $1,394,500. As of December 31, 2021, the Plan held 72,786 shares in the Company’s common stock, with a total fair value of $1,421,243. For the year ended December 31, 2022, the Plan purchased and sold $369,279 and $586,941 of the Company’s common stock, respectively. For the year ended December 31, 2021, the Plan purchased and sold $436,164 and $533,878 of the Company’s common stock, respectively. During 2022, the Plan received dividend income on Company common stock totaling $71,852. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.

Note 8 – Nonexempt Transactions

As reported on the supplemental schedule of Delinquent Participant Contributions (Schedule H, Line 4a) (modified cash basis), and due to OARS system problems, certain Plan contributions were not remitted to the trust for several pay periods from December 13, 2021 through January 20, 2022 within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2022. Ennis has remitted the late contributions to the trust along with the applicable lost earnings and has made a Voluntary Fiduciary Correction Program and Form 5330 submission to address this prohibited transaction.

Supplemental Schedules

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2022

EIN 75-0256410

Plan Number: 011

	(b) Identity of issuer, borrower,	(c) Description of investment including maturity	(d)	(e)Current
(a)	lessor, or similar party	date, rate of interest, collateral, par, or maturity value	Cost	value
	Wilmington Trust	Flexpath Index Plus Moderate 2025		$24,655,212
	Wilmington Trust	Flexpath Index Plus Moderate 2035		18,949,390
	MML Investment Advisors, LLC	MassMutual Diversified SAGIC II		16,651,496
	Wilmington Trust	BlackRock Equity Index Fund Fee CI1		9,999,442
	Wilmington Trust	WT AB US Large Cap Growth		9,754,043
	Fidelity Management Company	Fidelity Mid Cap Index Instl Prem		9,678,392
	Wilmington Trust	WT Large Cap Value Fund		6,679,053
	Wilmington Trust	Flexpath Index Plus Moderate 2045		6,142,754
	T Rowe Price Associates, Inc.	T Rowe Price Balanced Fund		6,055,887
	Wilmington Trust	Flexpath Index Plus Moderate		4,508,209
	Invesco	Invesco Core bond Fund		4,132,175
	Wilmington Trust	International Stock Fund Class I1		3,770,585
	Wilmington Trust	WT Mid Cap Value Cl l1		3,723,582
	Wilmington Trust	WT Small Cap Growth Fund		3,580,451
	Wilmington Trust	WT CIT Small Cap Value Fund II		2,968,195
	Wilmington Trust	Flexpath Index Plus Moderate 2055		2,248,710
*	Ennis Common Stock	Ennis ER Stock Unitized Fund		1,394,500
	Wilmington Trust	Flexpath Index Plus Conservative 2025		1,089,443
	Wilmington Trust	Flexpath Emerging Markets Fund CL l1		899,766
	Wilmington Trust	Flexpath Index Plus Aggressive 2035		880,493
	Wilmington Trust	Flexpath Index Plus Aggressive 2025		736,551
	Wilmington Trust	Flexpath Index Plus Conservative 2035		662,801
	Wilmington Trust	BlackRock US Debt Index Fund Class I		446,571
	Wilmington Trust	Flexpath Index Plus Aggressive 2045		413,811
	Wilmington Trust	BlackRock Equity Index Fund CI 1		366,475
	Wilmington Trust	Flexpath Index Plus Aggressive 2055		302,552
	Wilmington Trust	Flexpath Index Plus Conservative		180,387
	Wilmington Trust	Flexpath Index Plus Conservative 2045		113,065
	Wilmington Trust	Flexpath Index Plus Conservative 2055		29,023
	Wilmington Trust	Flexpath Index Plus Aggressive Retirement Fd		1,975
	First American Funds	First American Government Obligations Fund Class Z		74,151
	Total investments			141,089,141

*	Participant loans	Participant loans (interest rates ranging from 3.50% to 8.50%)		1,876,119

	Total Assets			$142,965,260

* Indicates party-in-interest to the plan

Column (d) cost is not required since all investments are directed by participants

See Report of Independent Registered Public Accounting Firm

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions (Modified Cash Basis)

For the year ended December 31, 2022

EIN 75-0256410

Plan Number: 011

Participant contributions transferred late to the Plan	Check here if late participant loan repayments are included	Contributions not corrected	Contributions corrected outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions pending correction in VFCP	Total fully corrected under VFCP and Prohibited Transaction Exemption 2002-51

$568,380	X	$-	$-	$-	$568,380

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 26, 2023	/s/ Vera Burnett
Vera Burnett
CFO, Treasurer and Principal Financial
Accounting Officer